Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt. EBITDA is calculated in the following manner:

EBITDA = Operating results + Depreciation and amortization + Impairment charges/(reversals).

EBITDA is a non-IFRS alternative performance measure. Operating result for the year 2021 amounted to a gain of $708 million.

	For the year ended December 31,
Millions of U.S. dollars	2021	2020	2019
Operating income (loss)	708	(663)	832
Depreciation and amortization	595	679	540
Impairment charge	57	622	-
EBITDA	1,359	638	1,372

Net cash/(debt) position

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) +/- Derivatives hedging borrowings and investments – Borrowings (Current and Non-Current).

Net cash is a non-IFRS alternative performance measure.

	At December 31,
Millions of U.S. dollars	2021	2020	2019
Cash and bank deposits	318	585	1,554
Other current investments	398	872	210
Non-current investments	313	239	18
Derivatives hedging borrowings and investments	2	8	19
Current borrowings	(220)	(303)	(781)
Non-current borrowings	(111)	(316)	(41)
Net cash position	700	1,085	980

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base. Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities – Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure. Net cash provided by operating activities for the year 2021 amounted to $119 million.

	For the year ended December 31,
Millions of U.S. dollars	2021	2020	2019
Net cash provided by operating activities	119	1,520	1,528
Capital expenditures	(240)	(193)	(350)
Free cash flow	(120)	1,327	1,178